Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
(212) 818-8881		(212) 818-8610
email address
bross@graubard.com

August 11, 2014

VIA FEDERAL EXPRESS AND EDGAR

Anne Nguyen Parker
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          Mojo Organics, Inc.
Registration Statement on Form S-1
Filed June 3, 2014
File No. 333-196488
Form 10-K for Fiscal Year Ended December 31, 2013
Filed April 16, 2014
File No. 333-148190

Dear Ms. Parker:

On behalf of Mojo Organics, Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated June 30, 2014, relating to the above-captioned Registration Statement on Form S-1 (“Registration Statement”) and Form 10-K for Fiscal Year Ended December 31, 2013 (“Form 10-K”).  Captions and page references herein correspond to those set forth in Amendment No. 1 to the Registration Statement or Amendment No. 1 to the Form 10-K, as applicable, copies of which has been marked with the changes from the original filing of the Registration Statement.  We are also delivering three (3) courtesy copies of such marked Amendment No. 1 to the Registration Statement and Amendment No. 1 to the Form 10-K to Caroline Kim.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Registration Statement on Form S-1

General

1. Please revise the accounting and disclosure in your registration statement as necessary to address all applicable comments on you periodic filings.

We have revised the accounting and disclosure in our registration statement to address applicable comments on the Company’s periodic filings.

Securities and Exchange Commission

August 11, 2014

Risk Factors, page 3

We have a history of net losses and will likely continue to incur losses in the near future, page 3

2. Please disclose in this risk factor that for the year ended December 31, 2013 you had revenues of $159,144 and that you paid your CEO $933,449 in compensation. Please also disclose in this risk factor that you have an employment agreement with your CEO that entitles him to an annual salary of not less than $222,222 and an annual bonus based upon performance goals established and approved by the Board.

We have revised this risk factor as requested.

Management of the Company

Executive Officers and Directors, page 17

3. Revise this section to include Marianne Vignone, who signed your filing as principal accounting officer. We also note you state that you have two full-time employees at page 12.

Respectfully, we do not believe Ms. Vignone qualifies as an “executive officer” as that term is defined under Rule 3b-7 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Such definition does not identify the principal accounting officer as an “executive officer” per se, but rather focuses on the president and other officers of a company who have policy-making functions.  Ms. Vignone qualifies as the Company’s principal accounting officer as she is primarily responsible for the Company’s book-keeping and other accounting functions of the Company; however, Ms. Vignone does not perform any policy-making function for the Company.  Accordingly, the Company has determined that Ms. Vignone is not an “executive officer” as defined under Rule 3b-7, and therefore, the Item 401 of Regulation S-K disclosures respecting “executive officers” do not apply to her.  Further, Ms. Vignone’s role is purely administrative in nature and she is not expected to make significant contributions to the Company’s business.  Therefore, the Item 401 disclosures respecting “significant employees” do not apply to Ms. Vignone.  Accordingly, we have not modified this disclosure in response to this comment.

We note in response to your comment that at the time of filing, Ms. Vignone and Mr. Simpson were the Company’s only employees.  The Company has since appointed Peter Spinner as its Chief Operating Officer and the disclosure throughout the Registration Statement has been updated accordingly.

Executive Officer and Director Compensation, page 19

4. Please disclose the reason for the stock and option grants to your directors, Messrs. Devlin and Seet, as disclosed in the table on page 20. Refer to Item 402(r)(3) of Regulation S-K.

We have revised the disclosure to include the reason for equity awards as compensation to the Company’s directors on page 20.

Securities and Exchange Commission

August 11, 2014

Selling Stockholders, page 24

5. For Vulcan Properties, Inc., please revise to identify the natural person or persons who exercise sole and/or shared voting or investment control over the securities offered for resale by that shareholder. For guidance, please refer to Compliance and Disclosure Interpretations: Regulation S-K, Question 140.02 at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

We have revised the disclosure as requested.

Exhibit Index

6. You do not indicate in the exhibit list that confidential treatment has been requested for the omitted portions of exhibit 10.12. Please identify in the exhibit list those exhibits for which you have requested confidential treatment and those for which confidential treatment has been granted. In that regard, please refer to Division of Corporation Finance Staff Legal Bulletin No.1, as revised (July 11, 2001), at Section II.D.5.

We have revised the disclosure as requested.

7. Please file your agreement with the third-party facility that produces and bottles your juice, as required by Item 601(b)(10)(ii)(B).

The Company does not have a term agreement in place with the third-party facility that produces and bottles its juice.  The Company engages the facility on an order-by-order basis.  These purchase orders are made in the ordinary course of business, and the Company believes there are ample third-party facilities that could be engaged to fill the Company’s orders as necessary. Please see the disclosure on page [12] that discloses this arrangement.

Form 10-K for the Fiscal Year Ended December 31, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 8

Results of Operations, page 9

8. Please expand your discussion of revenues to explain how sales are correlated with the number and nature of arrangements with distributors, include quantities sold, and address the extent to which you have been able to achieve the minimum volume provisions of your license agreement with Chiquita Brands LLC.

We have revised this disclosure as requested.

Securities and Exchange Commission

August 11, 2014

Liquidity and Capital Resources, page 10

9. You disclose that you currently produce and package your products through production facilities and services on a contract basis. Additionally, you disclose that you have entered into distribution agreements with several distributors and have engaged third party sales and marketing brokers in many areas of the country. Please expand your discussion in this section to provide, in reasonable detail, the terms and conditions underlying the agreements with your production and service providers, including those which may pertain to the duration of the agreements and any minimum sales/purchases you are required to maintain.

We have revised this disclosure as requested.

Controls & Procedures, page 11

Evaluation of Disclosure Controls and Procedures

10. We note you disclose that your disclosure controls and procedures and your internal control over financial reporting were effective. However, we also note that several of your recent periodic reports have not been timely filed, and that you have not reported all delays on Form 12b-25, which is required no later than one business day after the due date for the late filing. Please refer to Rule 15d-15(e) of Regulation 15D which explains that effective disclosure controls and procedures are those that are designed to ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. Your ability to make filings on a timely basis should be considered in your assessments about the effectiveness of your disclosure controls and procedures.

Respectfully, we note initially that the Company files its Exchange Act reports on a voluntary basis as it is not subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) because (a) it has never registered its securities under Section 12 of the Exchange Act and (b) since at least January 1, 2012, the Company has had less than 300 shareholders of record automatically suspending any reporting obligations it may have had pursuant to Section 15(d) from its previous registration statement (effective January 2008).

Recognizing the importance of public disclosure of the Company’s financial position and operations for the benefit of holders of its common stock, which trades on the over-the-counter markets, management made filing such reports a priority when able.  However, the Company was unable to file its quarterly reports during the year ended December 31, 2012 and 2013 largely as a result of its limited financial resources rather than as a product of ineffective disclosure controls and procedures.  Accordingly, some of the Company’s filings were significantly delayed.  Because this delay was a function of resources, rather than a failure of disclosure controls and procedures, the Company respectfully stands by its assessment for the year ended December 31, 2013.

Principal Accountant Fees and Services, page 17

11. We note your dismissal of Friedman LLP as your independent registered public accounting firm and your engagement of Liggett, Vogt & Webb, P.A. as your new independent registered public accounting firm. Please file an Item 4.01 Form 8-K pursuant to Rule 15d-11 of Regulation 15D, having the disclosures and letter exhibits prescribed under Item 304 of Regulation S-K.

Securities and Exchange Commission

August 11, 2014

Again, we note that the Company’s reporting obligations under Section 15(d) have been automatically suspended since at least January 1, 2012, and accordingly is not subject to Rule 15d-11.  However, as the Staff requested, the Company has filed the requested Item 4.01 Form 8-K, but notes this filing is on a voluntary basis.

*   *   *   *  *

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

Brian L. Ross

cc:           Mr. Glenn Simpson